SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Rivulet Media, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

769666 108

(CUSIP Number)

Lawrence M. Silver

200 East Palmetto Park Road #514

Boca Raton, FL 33432

(312) 543-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 769666 108	Page 1 of 2 Pages

1	NAME OF REPORTING PERSONS Lawrence M. Silver
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,114,200 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,114,200 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 16,114,200 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 12.86%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 769666 108	Page 2 of 2 Pages

Introductory Note.

The Report on Schedule 13D relating to the common stock, $0.0001 par value (the “Shares”), of Rivulet Media, Inc., a Delaware corporation, initially filed with the Securities and Exchange Commission on March 16, 2021 (the “Initial Schedule 13D”), is hereby amended and supplemented to include the information set forth in this Report on Schedule 13D/A (this “Amendment”), which constitutes Amendment No. 1 to the Initial Schedule 13D. Capitalized terms not defined herein have the meanings given to them in the Initial Schedule 13D. Unless specifically amended hereby, the disclosure set forth in the Initial Schedule 13D remains unchanged.

Item 5.	Interest in Securities of Issuer.

The last sentence of Item 5(c) is deleted and Item 5(c) is hereby supplemented by the addition of the following text:

On February 26, 2021, Mr. Silver subscribed for 500,000 Shares at a price of $0.10 per Share. On March 11, 2021, Mr. Silver subscribed for 3,000,000 Shares at a price of $0.10 per Share.

As a result of these transactions, Mr. Silver owns a total of 16,114,200 Shares reported on this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2021

/s/ Lawrence M. Silver
Lawrence M. Silver